UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of November, 2003

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________









                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company


Spirent plc



2. Name of director


Mr Goran Ennerfelt



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


Beneficial interest via Lexa BV - see paragraph 23



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


Lexa BV



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)


Lexa BV



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


Disposal of shares



7. Number of shares / amount of stock acquired


-



8. Percentage of issued class


-



9. Number of shares/amount of stock disposed


2,375,022



10. Percentage of issued class


0.25%



11. Class of security


Ordinary shares of 3.3333 pence each



12. Price per share


(a) 1,834,731 shares at 69.10 pence

(b)  540,291 shares at 69.00 pence



13. Date of transaction


(a) 10 November 2003

(b) 12 November 2003



14. Date company informed


14 November 2003



15. Total holding following this notification


122,624,978



16. Total percentage holding of issued class following this notification


13.00%



If a director has been granted options by the company please complete the following boxes.



17. Date of grant


-



18. Period during which or date on which exercisable


-



19. Total amount paid (if any) for grant of the option


-



20. Description of shares or debentures involved: class, number


-



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise


-



22. Total number of shares or debentures over which options held following this notification


-



23. Any additional information


In addition to being a director of Spirent plc, Mr Ennerfelt is also President and Chief Executive of Axel Johnson AB. Mr Ennerfelt has the above connected beneficial interest through the shareholding of Lexa BV, which is an Axel Johnson group company.


24. Name of contact and telephone number for queries


Luke Thomas - 01293 767658



25. Name and signature of authorised company official responsible for making this notification


Luke Thomas - Deputy Company Secretary



Date of Notification


14 November 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


END



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date  14 November, 2003                      By   ____/s/ Luke Thomas____

                                                    (Signature)*